                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                Ethyl Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  297659-10-4
           --------------------------------------------------------
                                 (CUSIP Number)

                    Janice V. Sharry, Haynes and Boone, L.L.P
          3100 Nations Bank Plaza, Dallas, TX 75202, (214) 651-5562
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 17, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page  1  of  11 Pages
                                    ---    ---

CUSIP No. 297659-10-4                 13D                 Page  2  of  11 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons

     ESL Partners, L.P., a Delaware limited partnership
     22-2875193
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned           (A) 8,951,582    (B)  0*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                              (A) 8,951,582    (B)  0*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     (A) 9,310,600**     (B) 0***
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     (A) 7.86%**    (B) 0.0%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------
* Represents holdings of ESL Partners, L.P. after such holdings are disposed of pursuant to the transaction described in item 5(e) herein.
** Represents holdings of ESL Partners, L.P., ESL Limited and ESL Institutional Partners, L.P. as described in Item 5(a) herein.
*** Represents holdings of ESL Partners, L.P., ESL Limited and ESL Institutional
    Partners, L.P. after such holdings are disposed of pursuant to the transaction described in Item 5(e) herein.

CUSIP No. 297659-10-4                 13D                 Page  3  of  11 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons

     ESL Limited, a Bermuda corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Bermuda
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned           (A) 300,056  (B) 0*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                              (A) 300,056  (B) 0*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     (A) 9,310,600**   (B) 0***
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     (A) 7.86%**   (B) 0.0%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------
* Represents holdings of ESL Limited after such holdings are disposed of pursuant to the transaction described in item 5(e) herein.
** Represents holdings of ESL Partners, L.P., ESL Limited and ESL Institutional Partners, L.P. as described in Item 5(a) herein.
*** Represents holdings of ESL Partners, L.P., ESL Limited and ESL Institutional
    Partners, L.P. after such holdings are disposed of pursuant to the transaction described in Item 5(e) herein.

CUSIP No. 297659-10-4                 13D                 Page  4  of  11 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     ESL Institutional Partners, L.P., a Delaware limited partnership
     06-1456821
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned           (A) 58,962   (B) 0*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                              (A) 58,962   (B) 0*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     (A) 9,310,600**   (B) 0***
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     (A) 7.86%**   (B) 0.0%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------
* Represents holdings of ESL Institutional Partners, L.P. after such holdings are disposed of pursuant to the transaction described in item 5(e) herein.
** Represents holdings of ESL Partners, L.P., ESL Limited and ESL Institutional Partners, L.P. as described in Item 5(a) herein.
*** Represents holdings of ESL Partners, L.P., ESL Limited and ESL Institutional
    Partners, L.P. after such holdings are disposed of pursuant to the transaction described in Item 5(e) herein.

Item 1.  Security and Issuer

This statement relates to the common stock, $1.00 par value per share (the "Common Stock" or "Shares") of Ethyl Corporation, a Virginia corporation (the "Company"). The address of the principal executive offices of the Company is 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.  Identity and Background

This statement is filed on behalf of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), and ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation. ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM") is the general partner of Institutional. Edward S. Lampert, a citizen of the United States ("Lampert"), is the controlling stockholder of ESL Investments, Inc. and the managing member of both ESLIM and RBSIM. The executive officers and directors of ESL Investments, Inc. are as follows: Lampert, President and director, and E.J. Bird, a citizen of the United States ("Bird"), Vice President, Treasurer and Secretary. The General Partner, ESL Investments, Inc., ESLIM, RBSIM, Lampert and Bird are herein referred to as "Control Persons."

The address of the principal offices of ESL, Institutional, the General Partner, ESLIM, and RBSIM is One Lafayette Place, Greenwich, Connecticut 06830. The address of the principal office of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda. The business address of Lampert and Bird is One Lafayette Place, Greenwich, Connecticut 06830.

ESL, Limited and Institutional may be deemed, by virtue of their common management, to be acting in concert with respect to the Shares.

The principal business of ESL, Limited and Institutional is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of ESL Investments, Inc. is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Lampert's principal business is serving as the President and director of ESL Investments, Inc. and the managing member of ESLIM and RBSIM. Bird's principal business is service as Vice President, Treasurer and Secretary of ESL Investments, Inc.

None of the Partnership, Limited or Institutional nor, to the best of their knowledge, any Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

None of the Partnership, Limited or Institutional nor, to the best of their knowledge, any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The $80,498,969 and $2,697,259 used by ESL and Limited, respectively, to purchase the Company's Common Stock reported in Item 5(a) hereof came from their respective working capital which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts.

The $530,354 used by Institutional to purchase the Company's Common Stock reported in Item 5(a) hereof came from Institutional's working capital.

Item 4.  Purposes of the Transaction.

ESL, Limited and Institutional acquired the Shares in the ordinary course of business for investment purposes and not for the purposes of participating in or influencing the management of the Company. On August 27, 1997, the Company commenced an Offer to Purchase for Cash up to 35,000,000 shares of its Common Stock at a purchase price not in excess of $9.25 nor less than $7.75 per share (the "Offer"). On September 25, 1997, ESL, Limited and Institutional tendered, pursuant to the terms of the Offer, all of the Shares previously acquired by each. On September 26, 1997, according to a press release issued by the Company, the Company accepted for payment 35,000,000 shares of the 36,073,994 shares of Common Stock tendered at a purchase price of $9.25 per share, including all the shares of its Common Stock which were tendered unconditionally pursuant to the Offer. According to the press release, proration may not be required and, if no proration is required, the 8,951,582, 300,056 and 58,962 shares owned by ESL, Limited and Institutional, respectively, which were unconditionally tendered, will be purchased by the Company. Such shares will be disposed of upon receipt of payment therefore which, according to the terms of the Offer, should occur by October 2, 1997. According to the press release, the determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

None of ESL, Limited and Institutional nor any Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ESL, Limited, Institutional and the Control Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

          (a) ESL, Limited and Institutional beneficially own (subject to the provisions of Item 5(e) below) an aggregate of 8,951,582, 300,056 and 58,962 shares, respectively, of Common Stock of the Company (which is approximately 7.56%, 0.25% and 0.05%, respectively, of the Shares outstanding on July 31, 1997 based on information reported in the Company's Schedule 13E-4 filed with the Securities and Exchange Commission).

          Except as set forth herein, none of ESL, Limited, Institutional nor, to the best of their knowledge, any Control Person beneficially owns any Shares.

     (b) ESL has sole voting power and sole dispositive power with respect to the shares beneficially owned by ESL. Institutional has sole voting power and sole dispositive power with respect to the shares beneficially owned by Institutional. ESLIM has sole voting power and sole dispositive power with respect to the shares beneficially owned by Limited.

     (c) Schedule A attached hereto lists all transactions in the shares by ESL, Limited and Institutional during the past 60 days.

     (d) None of ESL, Limited, Institutional, nor to their best knowledge, any Control Person, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares beneficially owned by ESL, Limited or Institutional.

     (e) As set forth in Item 4 above, on September 26, 1997, the Company issued a press release stating that, if proration is not required, the Company will purchase the 8,951,582, 300,056 and 58,962 shares of the Common Stock of the Company beneficially owned by each of ESL, Limited and Institutional, respectively, pursuant to the Offer. Payment for these shares (which should occur by October 2, 1997), will result in ESL, Limited and Institutional ceasing to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements Understandings or Relations with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

7.1 Joint Filing Agreement.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 29, 1997      ESL PARTNERS, L.P.

                              By:  RBS Partners, L.P., its general partner
                              By:  ESL Investments, Inc., its general partner


                              By:  /s/ Edward S. Lampert
                                 --------------------------------------------
                                   Name:  Edward S. Lampert
                                   Title: President



                               ESL LIMITED

                               By:  ESL Investment Management, LLC,
                                    its investment manager


                               By:  /s/ Edward S. Lampert
                                  -------------------------------------------
                                   Name:  Edward S. Lampert
                                   Title: Managing Member



                               ESL INSTITUTIONAL PARTNERS, L.P.

                               By:  RBS Investment Management, LLC,
                                    its general partner


                               By: /s/ Edward S. Lampert
                                  -------------------------------------------
                                   Name:  Edward S. Lampert
                                   Title: Managing Member

                                                                      Schedule A

                                      Shares Purchased by
                    -------------------------------------------------------
                        ESL                           ESL                        Price
Transaction          Partners,         ESL       Institutional        In          Per
   Date                 L.P.         Limited     Partners, L.P.   Aggregate      Share
-----------         ---------        -------     --------------  ----------     ------
 08/27/97             734,727         20,091          4,182        759,000      $9.018

 09/03/97             421,635         14,126          2,939        438,700       9.083

 09/04/97           1,330,066         44,562          9,272      1,383,900       9.083

 09/05/97             721,786         24,182          5,032        751,000       9.083

 09/08/97             900,551         30,171          6,278        937,000       9.034

 09/09/97             298,902         10,014          2,084        311,000       9.018

 09/10/97              79,290          2,657            553         82,500       9.020

 09/11/97               5,767            193             40          6,000       8.833

 09/12/97           1,148,338         43,565          8,097      1,200,000       8.796

 09/16/97              48,050          1,615            335         50,000       8.770

 09/17/97             327,185         10,590          1,225        339,000       8.832

 09/18/97             488,782         16,367          3,151        508,300       8.994

 09/19/97           1,480,576         49,578          9,546      1,539,700       8.995

 09/22/97             595,711         19,948          3,841        619,500       8.958

 09/23/97             132,990          4,453            857        138,300       9.014

 09/24/97              88,371          2,959            570         91,900       9.020

 09/25/97             148,855          4,985            960        154,800       9.083


 TOTAL              8,951,582        300,056         58,962      9,310,600


                 All of the above shares were purchased in transactions on the
                   New York Stock Exchange or in the over-the-counter market.

                                 EXHIBIT INDEX


          Exhibit          Description                          Page
          -------          -----------                          ----
            7.1            Joint Filing Agreement                11